

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

George Olivia
Chief Financial Officer
WiSA Technologies, Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

> **Re: WiSA Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2022**
> **File No. 333-267211**

Dear Mr. Olivia:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Herbers at 202-551-8028 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing

cc: David E. Danovitch